UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                                   (Mark One)

          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                     EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                   For the fiscal year ended December 31, 2001

                                       OR

        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                     EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                     For the transition period from    to

                         Commission file number 0-15279


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           GENERAL COMMUNICATION, INC.
                         2550 Denali Street, Suite 1000
                             Anchorage, Alaska 99503

                                      INDEX

                           GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

                                    FORM 11-K

                      FOR THE YEAR ENDED DECEMBER 31, 2001

                                                                                                      Page No.
                                                                                                      --------
Independent Auditors' Report dated May 31, 2002..........................................................3

Statements of Net Assets Available for Plan Benefits at December 31, 2001 and 2000.......................4

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended
   December 31, 2001 and 2000............................................................................5

Notes to Financial Statements............................................................................6

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) .........................................14

Schedule H, Line 4j - Schedule of Reportable Transactions ..............................................15

Consent of Independent Auditors.........................................................................16

Signature...............................................................................................17

                          INDEPENDENT AUDITORS' REPORT



The Plan Trustees
General Communication, Inc. Qualified
   Employee Stock Purchase Plan


We have audited the accompanying statements of net assets available for plan benefits of General Communication, Inc. Qualified Employee Stock Purchase Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of General Communication, Inc. Qualified Employee Stock Purchase Plan as of December 31, 2001 and 2000, and the changes in those net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held at end of year and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                    /s/
                                                    KPMG LLP

Anchorage, Alaska
May 31, 2002

                                                  GENERAL COMMUNICATION, INC.
                                             QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

                                      Statements of Net Assets Available for Plan Benefits

                                                   December 31, 2001 and 2000

                                                                               2001              2000
                                                                          --------------    --------------
         Cash and cash equivalents                                       $            8               150
                                                                          --------------    --------------

         Investments, at fair value:
           Nonparticipant directed:
              Common stock                                                   20,384,336        15,522,232
                                                                          --------------    --------------
           Participant directed:
              Common stocks                                                  19,308,839        14,617,456
              Mutual funds                                                    4,303,188         3,908,513
              Common/collective trust                                           547,656           228,069
                                                                          --------------    --------------
                                                                             24,159,683        18,754,038

           Participant loans                                                    843,557           536,638
                                                                          --------------    --------------
                Total investments, at fair value                             45,387,576        34,812,908
                                                                          --------------    --------------
         Contributions receivable:
           Employee                                                             150,773           118,475
           Employer                                                             129,199           657,957
                                                                          --------------    --------------
                                                                                279,972           776,432

         Investment income receivable                                             5,935             1,517

         Accrued excess employee contributions                                  (47,942)              ---
                                                                          --------------    --------------

                  Net assets available for plan benefits                 $   45,625,549        35,591,007
                                                                          ==============    ==============

         See accompanying notes to financial statements.

                                                 GENERAL COMMUNICATION, INC.
                                           QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

                               Statements of Changes in Net Assets Available for Plan Benefits

                                           Years Ended December 31, 2001 and 2000

                                                                                 2001                2000
                                                                          ----------------    ----------------
Contributions:
    Employee                                                             $     3,883,166           3,522,784
    Employer                                                                   3,321,168           2,783,038
                                                                          ----------------    ----------------
                                                                               7,204,334           6,305,822
                                                                          ----------------    ----------------
Investment income:
    Net appreciation in fair value of investments                              5,364,369           8,567,768
    Dividend income                                                              164,731             383,306
    Interest income                                                               67,601              56,013
                                                                          ----------------    ----------------
                                                                               5,596,701           9,007,087
                                                                          ----------------    ----------------
       Increase in net assets available for plan benefits                     12,801,035          15,312,909

Employee withdrawals                                                           2,766,493           1,734,467
                                                                          ----------------    ----------------

       Net increase in net assets available for plan benefits                 10,034,542          13,578,442

Net assets available for plan benefits at beginning of period                 35,591,007          22,012,565
                                                                          ----------------    ----------------

       Net assets available for plan benefits at end of period           $    45,625,549          35,591,007
                                                                          ================    ================

See accompanying notes to financial statements.

                           GENERAL COMMUNICATION, INC
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                          Notes to Financial Statements

(1)      Description of Plan
         The following description of the General Communication, Inc. Qualified Employee Stock Purchase Plan ("Plan") provides general information only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

            General
            The Plan is a defined contribution plan covering employees of General Communication, Inc. ("GCI") and affiliated companies (collectively, the "Company") who have completed one year of service, as defined in the Plan document. Affiliated companies include GCI, Inc., GCI, Inc.'s wholly-owned subsidiary GCI Holdings, Inc., GCI Holdings, Inc.'s wholly-owned subsidiaries GCI Communication Corp., GCI Cable, Inc., and GCI Transport Co., Inc., GCI Holdings, Inc.'s 85% controlling interest in GCI Fiber Communication Co., Inc., GCI Communication Corp.'s wholly-owned subsidiary Potter View Development Co., Inc., GCI Cable, Inc.'s wholly-owned subsidiary GCI American Cablesystems, Inc., GCI American Cablesystems, Inc.'s wholly-owned subsidiary GCI Cablesystems of Alaska, Inc., GCI Transport Co., Inc.'s wholly-owned subsidiaries GCI Satellite Co., Inc., GCI Fiber Co., Inc. and Fiber Hold Co., Inc. and GCI Fiber Co., Inc.'s and Fiber Hold Co., Inc.'s wholly-owned partnership Alaska United Fiber System Partnership.

            Contributions
            The Plan provides for a qualified cash or deferred arrangement as defined in Section 401(k) of the Internal Revenue Code of 1986 ("Code"). A participant may elect the following methods to make employee contributions:

               (1) Salary Reduction Contributions which will not be included in the participant's current earnings for federal income tax purposes but rather are taxable upon distribution, or

               (2) Non-qualified Voluntary Contributions ("after-tax
                   contributions") which will be included in the participant's current earnings for federal income tax purposes and are not taxable upon distribution.

            Eligible employees of the Company may elect to reduce their compensation in any amount up to 10% of such compensation subject to a maximum of $10,500 in 2001 and 2000; they may contribute up to 10% of their compensation with after-tax dollars; or they may elect a combination of salary reduction and after-tax contributions. The Company may match employee salary reduction and after-tax contributions in any amount determined by the Company's Board of Directors each year, but not more than 10% of any one employee's compensation will be matched in any pay period. All matching contributions are invested in GCI Class A or Class B common stock (see footnote 9). The combination of salary reduction, after-tax, forfeited and matching contributions cannot exceed the lesser of 25% of any employee's compensation (determined after salary reduction) for any year, or $35,000. Compensation considered for all Plan purposes is subject to a compensation ceiling of $170,000 in 2001 and 2000.

            Employee contributions invested in GCI Class A and Class B common stock may receive up to 100% matching, as determined each year by the Company's Board of Directors, in GCI Class A and Class B common stock. Employee contributions invested in other than GCI Class A and Class B common stock may receive up to 50% matching, as determined each year by the Company's Board of Directors, in GCI Class A and Class B common stock (see footnote 9).

            Matching amounts contributed to the Plan by the Company are not taxed to the employee until distribution upon retirement, hardship, disability, death or termination of employment. Plan



                                       6                             (Continued)

                           GENERAL COMMUNICATION, INC
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                          Notes to Financial Statements

            earnings are taxable to the employee either upon distribution or, in the case of GCI common stock distributions, upon eventual disposition of the stock.

            Participant Accounts
            Each participant account is credited with the participant's contributions, employer matching contributions and allocations of Plan earnings. Plan earnings are allocated quarterly. Earnings of assets other than GCI Class A and Class B common stock are allocated based on the participant's weighted average account balance (excluding GCI common stock) as a proportion of total weighted average account balances (excluding GCI common stock) during the calendar quarter. Earnings on GCI common stock are allocated to the accounts holding such common stock, based upon the number of shares held by each participant account at the end of the calendar quarter.

            Vesting
            A participant's interest in his or her Salary Reduction Contributions and Non-qualified Voluntary Contributions is always fully vested and is not subject to forfeiture.

            The participant's interest in the Company matched portion of their account ("Matching Account") is vested based upon years of service with the Company (as defined in the Plan document), in accordance with the following schedule:

                              Years of Service                 Vested Percentage
                          -------------------------           ------------------
                          Less than 1                                   0%
                          1 or more but less than 2                    20%
                          2 or more but less than 3                    30%
                          3 or more but less than 4                    45%
                          4 or more but less than 5                    60%
                          5 or more but less than 6                    80%
                          6 or more                                   100%

            Any portion of a participant's account which is forfeitable shall be forfeited on the earlier of the date a terminated participant receives a distribution or the date on which the participant experiences five consecutive one-year breaks in service (as defined in the Plan document).

            A participant's interest in their Matching Account fully vests without regard to the number of years of service when the participant, while still employed: (i) attains Normal Retirement Age (as defined in the Plan document) and retires under the terms of the Plan; (ii) dies, or (iii) becomes totally and permanently disabled. A participant's interest in their Matching Account fully vests upon the termination or partial termination of the Plan or upon complete discontinuance of Company contributions.

            If a participant terminates participation for any reason other than attainment of Normal Retirement Age and retirement, death or disability while any portion of his or her account in the Plan is forfeitable, and receives a distribution of his or her vested account balance attributable to Company matching contributions not later than the close of the second Plan year following the Plan year in which participation terminated, then upon becoming an eligible employee, the participating employee will have the right to repay the distribution to the Plan in accordance with Plan provisions. The shares of that participating employee's account previously forfeited will be restored.

            Forfeitures
            If a participating employee terminates participation for any reason other than attainment of Normal Retirement Age and retirement, death or disability, that portion of his or her account



                                       7                             (Continued)

                           GENERAL COMMUNICATION, INC
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                          Notes to Financial Statements

            attributable to Company matching contributions which has not vested will be forfeited. All amounts so forfeited will be used to reduce future Company matching contributions. At December 31, 2001 and 2000, $295,533 and $109,842, respectively, had been forfeited but had not yet been used to reduce the Company's match.

            Participant Loans
            Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the portion of their account balance comprised of participant contributions and earnings upon such contributions. Loan transactions are treated as a transfer to (from) the appropriate investment fund from (to) the participant's loan. Loan terms range from 1-5 years. Loans are secured by the vested balance in the participant's account and earn interest at a fixed rate calculated at the loan date. The fixed rate is calculated using the prime rate reported in the Wall Street Journal at the loan date plus 2%. Principal and interest is paid ratably through semi-monthly payroll deductions.

(2)      Summary of Significant Accounting Policies
         The Plan financial statements are based on the accrual method of accounting in accordance with generally accepted accounting principles. Plan investments are stated at fair value.

         In preparing the financial statements, the Plan administrator is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and additions and deductions to (from) net assets for the period. Actual results could differ from those estimates and assumptions.

         At December 31, 2001 the fair values of GCI Class A common stock, WorldCom Group common stock, MCI Group common stock, AT&T Corporation common stock and AT&T Wireless Corporation common stock are based on the average of the closing bid and ask prices as listed on the National Association of Securities Dealers Automated Quotation (NASDAQ) National Market System. GCI Class B common stock is traded on the Over-the-Counter market. GCI Class B common stock is convertible share-for-share into GCI Class A common stock and is valued based on Over-the-Counter activity. Mutual fund investments are carried at fair value, as determined by individual fund management, based upon quoted market prices.

         The Common/Collective Trust invests primarily in money market instruments, US Government agency obligations, and investment contracts. The Plan's ownership in the Common/Collective Trust is carried at fair value based on the investment's net asset value per unit. Money market instruments and US Government agency obligations in the Common/Collective Trust are valued at amortized cost. The investment contracts in the Common/Collective Trust are carried at either contract value, which approximates fair value, because certain contracts are fully benefit responsive, or at contract book value which approximates amortized cost.

         Purchases and sales of securities are recorded on a trade-date basis.

         Reclassifications have been made to the 2000 financial statements to make them comparable with the 2001 presentation.

(3)      Administration of Plan Assets
         Effective July 1, 2000, Merrill Lynch was selected to be the Plan's recordkeeper and asset trustee. The Heintzberger Company was recordkeeper for the Plan and National Bank of Alaska was asset trustee for the Plan through June 30, 2000. Administrative expenses related to the Plan of $16,191 and $76,826 for the years ended December 31, 2001 and 2000, respectively, are paid directly by the Company to the recordkeeper and the asset trustee. The asset trustee charges trade



                                       8                             (Continued)

                           GENERAL COMMUNICATION, INC
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                          Notes to Financial Statements

         fees for all transactions in common stock investments. Trade fees for mutual fund investments, if any, are described in each fund's prospectus. Company employees provide administrative support to the Plan but no employee receives compensation from the Plan.

(4)      Amendment or Termination
         The Company's Board of Directors has reserved the right to amend or terminate the Plan. No amendment may reduce the accrued benefits of any participant or give the Company any interest in the trust assets of the Plan. In the event of termination of the Plan, a participant with respect to the Plan becomes fully vested in his or her Matching Account.

(5)      Investments
         Investment choices offered to Plan participants were as follows:

              Common Stock:
              - GCI Class A and Class B common stock.

              - WorldCom Group common stock - prior to September 14, 1998 the
                Plan allowed participants to invest in MCI Communications Corp.
                (MCI) Class A common stock. On September 14, 1998 WorldCom, Inc. acquired MCI and subsequently converted each share of MCI Class A common stock into WorldCom common stock.

              - MCI Group common stock - after the Nasdaq National Market closed on June 7, 2001, each share of WorldCom common stock was converted to one share of WorldCom Group common stock and 1/25 of a share of MCI Group common stock.

              - AT&T Corporation common stock - prior to March 15, 1999, the
                Plan allowed participants to invest in TCI Group Series A common stock. On March 15, 1999 AT&T merged with TCI and subsequently converted each share of TCI Group Series A common stock into
                0.7757 share of AT&T Corporation common stock.

              - AT&T Wireless Corporation common stock - on July 9, 2001, AT&T
                Corporation distributed shares of its unit AT&T Wireless Group Inc. to AT&T shareholders. Shareholders received 0.3218 share of AT&T Wireless Corporation common stock for each share of AT&T Corporation common stock outstanding.

              Common/Collective Trust:
              - Merrill Lynch Retirement Preservation Trust - a collective trust seeking to provide preservation of principal, liquidity and current income that is typically higher than money market accounts, by investing in a broadly diversified portfolio of Guaranteed Investment Contracts, U.S. government agency securities, and high-quality money market securities.

              Mutual Funds:
              - Alger Large Cap Growth Institutional Portfolio - a mutual fund seeking long-term capital appreciation through investment in the equity securities of large companies.

              - Mercury Total Return Bond Fund - a mutual fund seeking to maximize long-term total return through investment in bonds of varying maturities with a portfolio duration of two to eight years.

              - Oakmark Select Fund - a mutual fund seeking long-term capital appreciation through investment in a non-diversified portfolio of common stocks of U.S. companies considered


                                       9                             (Continued)

                           GENERAL COMMUNICATION, INC
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                          Notes to Financial Statements

                priced significantly below anticipated long-term value. The fund holds a high concentration of assets in a relatively small number of securities.

              - Dreyfus Founders Discovery Fund - a mutual fund seeking capital appreciation through investment in companies with small market capitalizations and high growth potential. The fund may invest up to 30% of its total assets in foreign securities.

              - Merrill Lynch Basic Value Fund - a mutual fund seeking primarily capital appreciation and secondarily income through investment in securities considered undervalued.

              - PIMCO Innovation Fund - a mutual fund seeking capital
                appreciation through investment in companies utilizing innovative technologies to gain a strategic competitive advantage in their industry, and companies that provide and service those technologies.

              - Van Kampen Aggressive Growth Fund - a mutual fund seeking capital growth through investments in primarily small and medium sized companies considered to have above-average potential for capital growth. The fund may also invest in larger companies that Fund management believes have an above-average potential for capital growth.

              - Merrill Lynch S&P 500 Index Fund - a mutual fund seeking to match the performance of the Standard & Poor's 500 Composite Stock Price Index through investment in similar proportions of common stocks represented in the S&P 500.

              - State Street Research Aurora Fund - a mutual fund seeking a high total return, primarily capital appreciation, through investments in small company value-oriented stocks.

              - AIM International Equity Fund - a mutual fund seeking long-term capital growth through investments in a diversified portfolio of marketable equity securities of foreign companies traded on recognized foreign securities exchanges or over-the-counter markets.

              - Oppenheimer Quest Balanced Value Fund - a mutual fund seeking primarily capital growth and secondarily income through investments in common stock of companies traded on national exchanges that are considered undervalued, and corporate and government bonds.

         Common stock investment prices follow:
                                                                          December 31,     December 31,
                                                        May 31, 2002          2001             2000
                                                       --------------    --------------   --------------
                  GCI Class A                         $     9.00              8.53             7.00
                  GCI Class B                              10.50             10.25             7.00
                  WorldCom Group                            2.82             14.06            14.08
                  MCI Group                                 1.66             12.70              ---
                  AT&T Corporation                         11.97             18.14            17.25
                  AT&T Wireless Corporation                 8.11             14.37              ---

                                       10                            (Continued)

                           GENERAL COMMUNICATION, INC
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                          Notes to Financial Statements

         Investments which represent 5% or more of the Plan's net assets at
         December 31, 2001 and 2000 follow:
                                                            2001              2000
                                                        --------------    -------------
                  GCI Class A and Class B common stock:
                    Participant directed               $ 18,656,919        14,046,656
                    Nonparticipant directed              20,384,336        15,522,232
                                                        --------------    -------------
                                                       $ 39,041,255        29,568,888
                                                        ==============    =============

         The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) have appreciated
         (depreciated) in value as follows:
                                                           Years ended December 31,
                                                       --------------------------------
                                                            2001              2000
                                                       --------------    --------------
                  Common stock                        $   5,648,625         9,138,694
                  Mutual funds                             (284,256)         (570,926)
                                                       --------------    --------------
                                                      $   5,364,369         8,567,768
                                                       ==============    ==============

         Net appreciation (depreciation) in fair value by participant and nonparticipant directed investments is as follows:
                                                           Years ended December 31,
                                                       --------------------------------
                                                            2001              2000
                                                       --------------    --------------
                  Participant directed:
                    Common stock                      $   2,407,963         3,248,120
                    Mutual funds                           (284,256)         (570,926)
                                                       --------------    --------------
                       Total participant directed         2,123,707         2,677,194
                  Nonparticipant directed common
                    stock                                 3,240,662         5,890,574
                                                       --------------    --------------
                                                      $   5,364,369         8,567,768
                                                       ==============    ==============

(6)      Nonparticipant Directed Investments

         The GCI Class A and Class B common stock contributed to the Plan by the employer or purchased by the Plan with employer matching funds are nonparticipant directed investments. The following summarizes the significant components of the changes in net assets of nonparticipant directed investments:
                                                           Years ended December 31,
                                                        -------------------------------
                                                             2001             2000
                                                        --------------   --------------
                  Changes in net assets:
                    Contributions                      $  3,321,168         2,783,038
                    Net appreciation                      3,123,054         5,305,340
                    Employee withdrawals                 (1,582,118)         (836,541)
                                                        --------------   --------------
                                                       $  4,862,104         7,251,837
                                                        ==============   ==============

                                       11                            (Continued)

                           GENERAL COMMUNICATION, INC
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                          Notes to Financial Statements

(7)      Income Taxes
         The Plan is qualified under Section 401(a) of the Code pursuant to favorable tax determination letters dated December 9, 1987, March 8, 1988, March 13, 1996 and February 23, 2001 obtained from the Internal Revenue Service. Although the most recent tax determination letter received by the Plan Sponsor does not reflect certain changes made to the Plan, the Plan Administrator believes the Plan is currently designed and is operated in compliance with the applicable requirements of the Code. The trust established pursuant to the Plan is, therefore, exempt from taxation under Section 501(a) of the Code.

(8)      Reconciliation of Financial Statements to Form 5500

         The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:
                                                                  December 31,
                                                             2001              2000
                                                        --------------    -------------
                  Net assets available for plan
                    benefits per the financial
                    statements                         $  45,625,549        35,591,007
                  Less accrued participant
                    withdrawals                                  ---           (47,545)
                                                        --------------    -------------
                    Net assets available for plan
                       benefits per Form 5500          $  45,625,549        35,543,462
                                                        ==============    =============

         The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:
                                                            Years Ended December 31,
                                                        -------------------------------
                                                             2001              2000
                                                        --------------    -------------
                  Benefits paid to participants per
                    the financial statements           $   2,766,493         1,734,467
                  Plus accrued participant
                    withdrawals, current year                    ---            47,545
                  Less accrued participant
                    withdrawals, prior year                  (47,545)          (41,553)
                                                        --------------    -------------
                    Benefits paid to participants
                       per Form 5500                   $   2,718,948         1,740,459
                                                        ==============    =============



                                       12                            (Continued)

                           GENERAL COMMUNICATION, INC
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                          Notes to Financial Statements

(9)      Subsequent Event
         The Plan was amended as of April 30, 2002 allowing certain portions of all active, inactive and terminated participants' GCI common stock holdings to be sold and reinvested in other Plan investment choices, at the participant's election. Effective on April 30, 2002, 25% of each participant's March 31, 2002 GCI common stock balances were diversifiable. The remaining GCI common stock balances at March 31, 2002 will become diversifiable in 25% increments on April 30, 2003, 2004 and 2005. Each participant will have the discretion to sell the transferred shares and reinvest the proceeds in other Plan investments, or continue to retain the shares of GCI common stock.

                                                        GENERAL COMMUNICATION, INC.
                                                   QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

                                       Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                                             December 31, 2001
                                                                                                                (e) Current
  (a)              (b) Identity of Issue             (c) Description of Investment           (d) Cost              Value
------       ---------------------------------    ----------------------------------    ------------------    ---------------
             Nonparticipant Directed:
             Common Stock:
*            General Communication, Inc           2,367,804 total shares of Class A
                                                  and Class B common stock              $  13,141,896        $     20,384,336
                                                                                                              ---------------
             Participant Directed:
             Common Stocks:
*            General Communication, Inc           2,184,622 total shares of Class A
                                                  and Class B common stock              **                         18,656,919
*            WorldCom Group                       28,974 shares of common stock
                                                                                        **                            407,952
             AT&T Corporation                     8,183 shares of common stock          **                            148,441
             AT&T Wireless Corporation            5,527 shares of common stock          **                             79,417
             MCI Group                            1,268 shares of common stock          **                             16,110
                                                                                                              ---------------
                                                                                                                   19,308,839
                                                                                                              ---------------
             Mutual fund investments:
             Alger Large Cap Growth
               Institutional Portfolio            2,365 shares                          **                             29,988
             Mercury Total Return Bond Fund       33,246 shares                         **                            423,548
             Oakmark Select Fund                  4,870 shares                          **                            132,308
             Dreyfus Founders Discovery Fund      2,197 shares                          **                             62,616
             Merrill Lynch Basic Value Fund       29,249 shares                         **                            853,775
             PIMCO Innovation Fund                2,622 shares                          **                             59,283
             Van Kampen Aggressive Growth Fund    17,620 shares                         **                            236,106
             Merrill Lynch S&P 500 Index Fund     35,998 shares                         **                            506,846
             State Street Research Aurora Fund    31,223 shares                         **                          1,010,072
             AIM International Equity Fund        29,928 shares                         **                            445,924
             Oppenheimer Quest Balanced Value
               Fund                               33,899 shares                         **                            542,722
                                                                                                              ---------------
                                                                                                                    4,303,188

             Participant loans                    Interest bearing at 7.00% to
                                                   11.50%                               ---                           843,557
                                                                                                              ---------------
             Common / Collective Trust:
             Merrill Lynch Retirement
               Preservation Trust                 547,661 units                         **                            547,656
                                                                                                              ---------------
                 Total participant directed                                                                        25,003,240
                                                                                                              ---------------
                                                                                                             $     45,387,576
                                                                                                              ===============

*    Party-in-interest
**   Not required for participant directed investments

See accompanying independent auditors' report.

                                                        GENERAL COMMUNICATION, INC.
                                                   QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

                                         Schedule H, Line 4j - Schedule of Reportable Transactions

                                                       Year Ended December 31, 2001
                                                                                                       (h) Current
                                                                                                         Value of
                                                                                                         Asset on
  (a) Identity of       (b) Description of      (c) Purchase        (d) Selling      (g) Cost of       Transaction      (i) Net Gain
   Party Involved              Asset                Price              Price            Asset              Date            (Loss)
-------------------    --------------------    --------------     --------------    --------------    --------------    ------------
Series of
 transactions:
    GCI *              Class A common stock
                                              $   4,157,546      $         ---     $   4,157,546     $   4,157,546     $        ---
    GCI *              Class A common stock
                                              $     755,283      $   1,121,931               ---               ---     $     366,648

*  Party-in-interest

See accompanying independent auditors' report.

                                                                         Exhibit


                         CONSENT OF INDEPENDENT AUDITORS



The Plan Trustees
General Communication, Inc. Qualified
      Employee Stock Purchase Plan


We consent to incorporation by reference in the Form S-8 Registration Statement (No. 33-87639) of our report dated May 31, 2002 with respect to the statements of net assets available for plan benefits of General Communication, Inc. Qualified Employee Stock Purchase Plan as of December 31, 2001 and 2000 and the related statements of changes in net assets available for plan benefits for the years then ended and all related financial statement schedules, which report appears in the December 31, 2001 annual report on Form 11-K of General Communication, Inc. Qualified Employee Stock Purchase Plan.




                                                    /s/
                                                    KPMG LLP


Anchorage, Alaska
June 28, 2002

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                                          GENERAL COMMUNICATION, INC.
                                          QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

              Signature                                         Title                                 Date
--------------------------------------      --------------------------------------------      -------------------
/s/                                         Plan Administrator                                   June 14, 2002
--------------------------------------
Alfred J. Walker